SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,  Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: May 18, 2023

List of materials

Documents attached hereto:

i) Press release: Sony Corporate Strategy Meeting FY2023

May 18, 2023
Sony Group Corporation

Sony Corporate Strategy Meeting FY2023

Sony Group Corporation (“Sony”) made the above announcement regarding the Corporate Strategy Meeting for FY2023 on May 18, 2023. For details, please see the attached press release.

In addition, Sony has begun the assessment of a partial spin-off (*1) (the “Spin-off”) based on the premise of the listing of the shares of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony which operates the Financial Services business, as one workable option aimed at sustainable growth of the Financial Services business.

In order to contribute to sustainable growth of the Financial Services business, Sony will proceed with its assessment based on the premise that Sony will continue to own a portion (slightly less than 20%) of the shares of SFGI, so that the Financial Services business can continue to utilize the Sony brand, including in its trade name, and continue to generate synergies with Sony Group companies after the execution of the Spin-off.

Items to be assessed for the execution of the Spin-off include the listing market(s) for the shares of SFGI, the possibility of satisfying qualifications for tax-free treatment in Japan, the United States and other countries (*2), and the treatment of holders of Sony’s American Depositary Receipts. In addition, the execution of the Spin-off is subject to approvals, certifications and/or permissions by the relevant stock exchange(s) and other relevant authorities regarding the method that is ultimately selected after the assessment of these items.

The timing of the execution of the Spin-off has not been determined; however, Sony will proceed with its assessment leading up to the end of the fiscal year ending March 31, 2024, giving consideration to executing the Spin-off within the next two to three years.

If there are any material developments regarding the Spin-off resulting from the assessment, Sony will disclose such developments in a timely manner.

(*1) A method in which the parent company, Sony, continues to hold a portion of its shares of SFGI while distributing the remaining shares to its shareholders through dividends in kind (non-cash dividends). From the perspective of securing trading opportunities for Sony’s shareholders who receive the distribution of such shares, and satisfying qualifications for tax-free treatment in Japan, Sony intends that the shares of SFGI would be listed on, at least, a domestic stock exchange in Japan immediately after the distribution of the shares.

(*2) At the execution of the Spin-off, Sony will consider measures from the perspective of tax efficiency for its shareholders. However, there is no guarantee that the Spin-off would satisfy qualifications for tax-free treatment in each country, including Japan and the United States, and Sony will further consider these details.

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has decided to begin an assessment of a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

No. 23-017E
May 18, 2023

Sony Corporate Strategy Meeting 2023
Contributing to Creativity through Management with a Long-term View, and Achieving Growth through Evolution of Diversity

Tokyo, Japan - Sony Group Corporation today held its Corporate Strategy Meeting 2023.

Chairman and CEO Kenichiro Yoshida spoke on Sony’s management direction, while President, COO and CFO Hiroki Totoki focused on the growth strategies of each business.

Mr. Yoshida first looked back at the expansion of Sony’s business from a long-term perspective from its founding, through to recent initiatives to reorganize the Sony Group’s architecture, strengthen creativity, and expand the Kando space, based on Sony’s Purpose (or reason for being) to “fill the world with emotion (or Kando) through the power of creativity and technology.” Mr. Yoshida also emphasized Sony’s commitment to creativity, and stated that Sony will continue to create Kando with creators and contribute to expanding it to the world. As an example of this, N.P. Singh, Managing Director and CEO, Sony Pictures Networks India (“SPNI”) underlined the expansion of the Sony Group’s business in India and highlighted growth opportunities.
Mr. Totoki then provided an overarching view of growth strategies for each of Sony’s businesses from the perspective of group management. He further explained that Sony aims to achieve further growth and enhance its long-term value, by continuing to evolve the diversity of its people and businesses, and connect them organically.

Highlights from the presentation are below. For further details, please refer to the speech materials, presentation slides and recorded webcast from the event, which will be available on Sony's Investor Relations website.

1.  Management from a Long-Term Perspective
Sony has continued to expand its business from a long-term perspective, from its origins of sound, to businesses such as electronics, entertainment and semiconductors. The life insurance business within the Financial Services segment was started by one of Sony’s founders in 1979 with a long-term vision of 20 years. Last fiscal year, sales and operating income of the three entertainment businesses, Music, Pictures and Game & Network Services (“G&NS”) which were developed in the 20th century, exceeded 50% of the consolidated Group. In order to help make the world sustainable, Sony is also taking a long-term approach to sustainability, including its “Road to Zero” long-term global environmental plan that aims to achieve a zero environmental footprint.

2.  Defining Sony’s Purpose and Reorganizing Group Architecture
In 2019, Sony defined its Purpose with Kando as a keyword. Then, in 2020, Sony announced a restructuring of its Group architecture that aimed to connect each business at an equal distance. This included spinning off the electronics business from the Group headquarters and making the Financial Services business a wholly owned subsidiary. This reorganization has boosted synergies not only between electronics and entertainment, but also between the content IP used by its entertainment businesses.
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3.  Enhancement of Creativity
Sony intends to strengthen its creation across business areas including content and technologies with the aim of being the brand most chosen by creators around the world who generate Kando.
1)	Enhancing Content IP
●	Investing in the ability to create Kando
In order to strengthen its creativity in areas such as music, pictures, games and anime, Sony has focused on getting closer to creators and creating Kando, and at the same time has invested in the ability to create Kando. In terms of content IP, Sony has invested approximately 1 trillion yen over the past five years.
●	Partner collaboration and group collaboration on content IP
Together with its partners, Sony is working to deliver the Kando content developed by creators to even more people, to "fill the world with emotion."
➢
“The Last of Us,” a first-party PlayStation® title that was made into a TV drama, became one of the most-watched shows in both Europe and Latin America in the history of our partner’s service, HBO Max.

●	“Communities of Interest” leading to creation
Under the long-term vision of expanding the number of people directly connected to the Sony Group to 1 billion people, Sony aims to continue delivering Kando in specific areas where communities are born, such as anime, games, and in India, learning from its users, and making use of them in its creations.
➢	Crunchyroll, a direct-to-consumer (DTC) service specializing in anime, feeds back user viewing data to creators.
➢
In India, Sony is engaged in initiatives to create new value, such as local Kando creation and delivery through Sony LIV, SPNI’s DTC service, and a joint venture between the Music and Pictures businesses to provide opportunities for local artists and creators. Furthermore, through the expected merger of SPNI and Zee Entertainment Enterprises Ltd., Sony aims to further expand creations rooted in local culture.

2)	Enhancing creation through products and services
➢	Sony’s “VENICE” digital cinema camera series is being widely used across Hollywood studios.
➢	Sony is also focusing on virtual production that supports creators’ new visual expressions with technology.
➢	Hawk-Eye Innovations, renowned for its sports officiating, provides excitement through entertainment technology services.
3)	Creation semiconductors that create Kando
➢	CMOS image sensors are contributing to capturing the moment and helping users around the world become creators, through Alpha™ full-frame mirrorless cameras and smartphone cameras.
➢	Over the past five years, Sony has invested more than 1 trillion yen in this area. Sony intends to continue to focus on development of these key devices that support creation.

4.  Expansion of Kando space
Leveraging technologies such as VR and AI, Sony is also working on the challenge of expanding the field of Kando from real space into the virtual and mobility spaces from a long-term perspective.
1)	Virtual space
➢	Sony is providing a place of creation where people connect with each other through live service games, live performances by music artists and initiatives that increase sports fan engagement.
➢	Sony is also working to seamlessly connect the virtual and the physical worlds using technologies such as its mobile motion capture system "mocopi," and skeletal tracking system.
➢
Sony is extending the creativity of creators with AI represented by “Gran Turismo Sophy,” a racing AI agent that enhances the value of the experience within the game space. Sony intends to continue to promote research and development in this area, alongside social implementation.

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2)	Mobility space
➢
Sony is contributing to the evolution of mobility in areas such as imaging and sensing technologies and entertainment, as well as communications and networks including 5G. It is also providing these technologies to the production model being developed under Sony Honda Mobility’s new brand, “AFEELA.”

➢	Through its collaboration with Epic Games, Sony is pursuing new entertainment possibilities using the Unreal Engine 3D creation tool.
3)	Outer space
➢	Sony will conduct exploration activities to bring emotional experiences through the STAR SPHERE project’s nano satellite “EYE.”

5.  Progress on the fourth mid-range plan
Three-year cumulative adjusted EBITDA, which is the fourth mid-range plan’s KPI, is currently expected to be 5 trillion yen, compared to the target of 4.3 trillion yen. In FY2023, which is the final year of its fourth mid-range plan, Sony intends to promote business operations with a focus on risk management amidst an unstable business environment, and ensure the achievement of its KPIs.

6.  Growth strategies for each business segment
●	G&NS segment: Increasing the number of active users
✔	Growth and expansion of PlayStation®5 (“PS5™”). Shipped 6.3 million units of PS5 for the fourth quarter of FY2022 and continue to manufacture at full capacity.
✔	Knowledge sharing from Bungie, Inc. to enhance Sony’s ability to develop and operate live service games. Aim to increase the number of active users on PCs.
●	Music segment: Outpace the market growth of streaming services and emerging media
✔
1) Promote new songs from Sony Music’s wholly owned labels and signed artists to increase market share. 2) Expand services for distributed labels centered around The Orchard.  3) Ensure early contact with emerging artists through channels such as AWAL. 4) Further explore emerging markets, including unearthing local artists.

✔	Strengthen initiatives to monetize emerging media such as social media and live concerts within games and increase returns for artists.
●	Pictures segment: Maximize IP value over the long-term
✔
Leverage Sony’s strengths as a strategic supplier, limiting the burden of investment we would incur by having our own distribution platform, and instead allocating these investment resources to the creative side, enhancing production quality, and supplying to the distribution platforms that best understand the appeal.

✔	Improve long-term profit by maintaining focus on theatrical releases, which are also supported by the industry.
●	Across entertainment businesses: Maximizing value by deepening the deployment of IP
✔	Synergies generated between entertainment businesses
•	Expansion of game IP: Continue work on the production of film and TV adaptations of first-party PlayStation® titles including “The Last of Us,” “Gran Turismo” and “Twisted Metal.”
•	Accelerating the growth of anime: Collaboration between “Demon Slayer: Kimetsu no Yaiba,” producer Aniplex and Crunchyroll.
✔	Location Based Entertainment
•	Water theme park “Columbia Pictures Aquaverse” in Thailand
•	A dark ride in Spain that projects the world of “Uncharted”
•	“Sword Art Online – Anomaly Quest” at indoor interactive attraction “THE TOKYO MATRIX” in Japan
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●	Entertainment, Technology & Services segment: Expand the array of solutions and services offered to a wide range of creators
✔
For photographers and broadcasters, expand Sony’s business in the area of services such as efficient virtual production on the cloud, and also optimize these technologies and services for individual creators.

✔	For filmmakers, evolve creation technologies such as the “VENICE” camera series and virtual production to unleash creators from the constraints of time and space.
●	Imaging & Sensing Solutions segment: Further strengthen No. 1 position in image sensors.
✔	Shift to larger sizes and higher performance CMOS image sensors for smartphones.
✔
Expand business opportunities for sensors in the automotive field, where Sony can contribute to safe mobility, and in the industrial and social infrastructure field, to contribute to the shift to smart societies.

●	Financial Services segment: Brand reinforcement, leveraging Group infrastructure and investment for growth
✔	Reinforcement of branding, leveraging the Sony Group’s infrastructure, and investing in growth are the keys to growth in the Financial Services business.
✔
To realize further growth within the Financial Services business, Sony will begin the assessment of a partial spin-off based on the premise of the listing of the shares of Sony Financial Group Inc. that operates this business.

✔
Sony will proceed with its assessment based on the premise that Sony will continue to own a portion (slightly less than 20%) of the shares of SFGI, so that the Financial Services business can continue to utilize the Sony brand, including in their company name, and continue to generate synergies with Sony Group companies after the execution of the spin-off.

✔
The timing of the execution of the spin-off has not been determined; however, Sony will proceed with its assessment leading up to the end of the fiscal year ending March 31, 2024, giving consideration to executing the spin-off within the next two to three years.

7.  Continuous evolution of businesses and people diversity
Through diverse individuals sharing their knowledge and activities beyond boundaries, evolving our business diversity, and connecting organically, Sony aims to achieve further growth and enhance long-term value across the overall Sony Group.
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Cautionary Statement
Statements made in this press release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 and the developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has decided to begin an assessment of a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

EOF
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